DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
1284719

[redacted]

04009997

March 1, 2004

John R. Sims
Executive Vice President and
General Counsel
Albertson's, Inc.
General Offices
250 Parkcenter Blvd.
P.O. Box 20
Boise, ID 83726

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

Re: Albertson's, Inc.
Incoming letter dated January 30, 2004

Dear Mr. Sims:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to Albertson's by Bart Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bart Naylor
1255 N. Buchanan,
Arlington, VA 22205

Albertsons

January 30, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Mr. Bart Naylor for Inclusion in the Albertson's, Inc. 2004 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Albertson's, Inc. (the "Company") to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received from Mr. Bart Naylor (the "Proponent"). The Proposal, which the Proponent delivered via email on December 22, 2003, is attached hereto as *Exhibit A*.

As required in Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachments. Also, we are mailing a copy of this letter and its attachments on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the Proxy Materials. As provided in Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

The Proposal

The resolution included in the Proposal states:

> RESOLVED: That the stockholders of Albertson's urge that the Board of Directors take the necessary steps to hold annual elections for all directors, and that this change shall be accomplished in a manner that does not affect the unexpired term of directors previously elected.

Summary of Reasons for Exclusion

The Proponent's proposal is itself not objectionable pursuant to Commission rules. The supporting statement accompanying the proposal, however, contains false, misleading and irrelevant references. These references violate applicable rules, as discussed below. The Company therefore believes that at a minimum it may properly exclude portions of the Proposal from the Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9 under the Exchange Act. The Company believes that it may properly exclude the entire Proposal pursuant to Rules 14a-8(i)(3) and 14a-9 because it will require extensive editing to bring it into compliance with the proxy rules.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view that the Proposal, or portions thereof, may be excluded, as discussed in greater detail below.

Reasons for Exclusion

1. Portions of the Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Statements Regarding Farmed Salmon and Farmed Shrimp. Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has previously concluded that irrelevant information contained in a supporting statement may be deemed misleading and omitted under Rules 14a-8(i)(3) and 14a-9. See Burlington Northern Sante Fe Corporation (January 31, 2001) (permitting exclusion of a paragraph regarding hazardous waste from a proposal of the Proponent, Mr. Naylor, relating to shareholder rights plans); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999) (permitting deletion from a supporting statement of "shareholder topics" unrelated to the classified board proposal); and Knight-Ridder, Inc. (December 28, 1995) (permitting deletion of three paragraphs from a supporting statement that "may be confusing and misleading to shareholders because they are unrelated to the subject matter of the proposal").

Proponent's supporting statement consists of several sentences which are completely unrelated to the issue of classified boards. These sentences, contained in the third paragraph of the Proposal (beginning with "For example, farmed salmon..." and ending with "...shipments of imported shrimp."), focus on farmed salmon, farmed shrimp and imported shrimp. Issues related to the safety or farming of these animals are irrelevant to board declassification. The inclusion of such irrelevant statements in Proponent's supporting statement can only be meant to incite stockholders regarding an issue of personal interest to the Proponent. The statements do nothing to educate stockholders on the advantages or disadvantages of a classified board. Thus, in accordance with the guidance contained in the Staff's previous no-action letters and to avoid stockholder confusion regarding the true issue at hand (board classification), the Company plans to omit these sentences from the Proponent's supporting statement.

If the Staff is unable to concur that the Company may delete these sentences from the Proponent's supporting statement in their entirety, the Company requests the Staff concur that these statements are properly excludable unless modified because they assert facts in reliance upon purported authorities, without properly identifying those authorities or providing proper documentation for verification.

The Staff has previously concluded that statements which inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact are properly excludable as false or misleading. See Weyerhauser Company (January 21, 2003) (instructing the Proponent, Mr. Naylor, to recast or provide factual support in the form of a citation for statements made in a proposal regarding declassification of the Board); Sysco Corp. (September 4, 2002) (instructing the proponent to provide factual support in the form of citations to specific sources); Sabre Holdings Co. (Mar. 18, 2002) (instructing the proponent to, among other things, "revise the reference to 'The Corporate Library website' to provide an accurate citation to the source"); and Staff Legal Bulletin No. 14 (July 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). Furthermore, as set forth in Rule 14a-9(a), false or misleading statements include omissions of material facts necessary to make the statements that are included not false or misleading. We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

- Paragraph 3, third sentence: "For example, farmed salmon is produced using massive amounts of antibiotics, artificial colorants, hormones and pesticides, according to research collected by the National Environmental Trust."

- Paragraph 3, fourth sentence: "Farmed salmon have also been found to have levels of heavy metals which have been found to endanger pregnant women."

- Paragraph 3, fifth sentence: "Furthermore, densities in open water nets where as many as 200,000 salmon are grown in pens the size of a soccer field produce waste matter that is leaked into surrounding waters."

- Paragraph 3, sixth sentence: "Some of these same problems apply to farmed shrimp."

- Paragraph 3, seventh sentence: "Known carcinogens have been found in shipments of imported shrimp."

The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements and, with respect to the reference to "research collected by the National Environmental Trust," provide an accurate or more elaborate citation as we were unable to find such research upon conducting a search with the information provided. Otherwise, the statements should be deleted altogether.

Statements Regarding the Company. Rule 14a-9(b), Note (b) includes in the definition of false or misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Company intends to delete the first sentence of the fifth paragraph of the Proposal because it improperly suggests improper behavior by the Company without factual foundation.

The sentence at issue states: "We believe a company more attuned to shareholder interests would undertake a more reasoned and stable approach to consumer concerns." The Proponent has failed to provide any factual support for his assertion that the Company is not "attuned to shareholder interests." Given the ambiguity of his supporting statement it is not even clear if the shareholder interests he refers to are that of "food safety and environmental problems" or an interest related to the classification of the Company's Board. Further, he provides no evidence that other Company stockholders share his interest in these topics. Similarly, the Proponent has not provided support for the language that insinuates the Company has failed to "undertake a ...reasoned and stable approach to consumer concerns." It is false and misleading for the Proponent to make the assertions in this sentence without either factual support or qualification that these are merely the Proponent's belief.

Statements Regarding the Proponent's Belief. Throughout the Proposal, the Proponent makes assertions with the lead in, "we believe." The Company believes that if the Staff is unable to concur with the Company's belief that the Proposal can be excluded in its entirety (see Section 2, below), the Proponent should be required to modify these sentences. By beginning a variety of sentences in the Proposal with "we believe," the Proponent is misleading other stockholders to believe that a coalition of stockholders support his Proposal. However, the Proponent has provided no evidence that this Proposal has been supported by any other stockholders. The Company therefore believes that these statements should be redrafted with the more accurate, "I believe."

The requests in this letter are consistent with the Staff's response to similar statements in proposals submitted to other companies, including proposals submitted by the Proponent. Accordingly, the Company believes these portions of the Proposal are properly excludable from the Company's Proxy Materials.

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-9 because it will require extensive editing to bring it into compliance with the proxy rules.

As noted in Section 1 above, a significant amount of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. The Company therefore requests that the Staff confirm that it will not recommend enforcement action against the Company should the Company omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3) and 14a-9.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Philadelphia Electric Co. (available July 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). We submit that the Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis.

Conclusion

For the foregoing reasons, the Company believes that the Proposal may be omitted from the Proxy Materials and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded. Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at 208-395-4129.

Thank you for your attention to this matter.

Sincerely,

John R. Sims
Executive Vice President and General Counsel

Exhibit A

Kaye L. O'Riordan
Colleen Batcheler
Vice President and Corporate
Secretary
250 PARKCENTER BLVD
P O BOX 20
BOISE ID 83726

Dear Ms. Batcheler

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I am a trustee for a fund that has owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2000; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

"RESOLVED: That the stockholders of Albertson's urge that the Board of Directors take the necessary steps to hold annual elections for all directors, and that this change shall be accomplished in a manner that does not affect the unexpired terms of directors previously elected."

"SUPPORTING STATEMENT. Currently, the Albertson's is composed of three classes of directors. Only a third of the board faces election each year; each individual director faces election once every three years. We believe that reducing the frequency of director elections reduces the accountability of each director to shareholders. Many shareholders have voiced growing concern about classified boards.

We believe that annual director elections will make a board more accountable to shareholder concerns. We believe our company is obviously exposed to public concerns regarding food safety. For example, farmed salmon is produced using massive amounts of antibiotics, artificial colorants, hormones and pesticides, according to research collected by the National Environmental Trust. Farmed salmon have been found to have high levels of heavy metals which have been found to endanger pregnant women. Furthermore, densities in open water nets where as many as 200,000 salmon are grown in pens the size of a soccer field produce waste matter that is leaked into surrounding waters. Some of these same problems apply to farmed shrimp. Known carcinogens have been found in shipments of imported shrimp.

We believe growing public awareness of such food safety and environmental problems challenges our board to remain astutely aware of evolving problems.

We believe a company more attuned to shareholder interests would undertake a more reasoned and stable approach to consumer concerns. While annual election of directors will not automatically achieve this goal, I believe it is an important first step.

Therefore, I urge support for this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Albertson's, Inc.
Incoming letter dated January 30, 2004

The proposal urges the board to take the necessary steps to hold annual elections for all directors.

We are unable to concur in your view that Albertson's may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the discussion that begins "For example, farmed salmon . . ." and ends ". . . shipments of imported shrimp." Accordingly, we will not recommend enforcement action to the Commission if Albertson's omits only this portion of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy
Attorney Adviser